Exhibit 99.2

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in United States dollars)

FOR THE NINE MONTHS ENDED JUNE 30, 2020 AND 2019

ESSA PHARMA INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited)

(Expressed in United States dollars)

AS AT

	June 30, 2020	September 30, 2019

ASSETS

Current
Cash and cash equivalents	$36,482,049	$53,322,723
Receivables (Note 18)	348,609	360,800
Prepaids (Note 5)	912,952	615,485

	37,743,610	54,299,008

Deposits	274,085	274,085
Right-of-use assets (Note 6)	82,743	—
Intangible assets (Note 7)	187,008	200,731

Total assets	$38,287,446	$54,773,824

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$1,180,565	$1,565,789
Lease liability (Note 8)	87,283	—
Current portion of long-term debt (Note 9)	—	3,708,955
Income tax payable	—	300,000

	1,267,848	5,574,744

Derivative liabilities (Note 10)	83,750	18,179

Total liabilities	1,351,598	5,592,923

Shareholders' equity
Share capital (Note 11)	76,769,326	76,212,154
Reserves (Note 12)	35,965,033	29,856,177
Accumulated other comprehensive loss	(2,076,479)	(2,076,479)
Deficit	(73,722,032)	(54,810,951)

	36,935,848	49,180,901

Total liabilities and shareholders’ equity	$38,287,446	$54,773,824

Nature and continuance of operations (Note 1)

Commitments (Note 18)

Subsequent events (Note 20)

On behalf of the Board on August 5, 2020

“David R. Parkinson”	Director	“Franklin Berger”	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

2

ESSA PHARMA INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Unaudited)

(Expressed in United States dollars)

FOR THE NINE MONTHS ENDED JUNE 30

	Three months ended June 30, 2020	Three months ended June 30, 2019	Nine months ended June 30, 2020	Nine months ended June 30, 2019

OPERATING EXPENSES
Research and development (Note 19)	$2,703,704	$1,951,084	$9,909,288	$4,691,484
Financing costs	197,103	139,300	500,973	484,069
General and administration (Note 19)	2,175,595	1,213,166	9,187,518	4,222,486

Total operating expenses	(5,076,402)	(3,303,550)	(19,597,779)	(9,398,039)

Foreign exchange	10,937	2,599	(684)	(17,781)
Interest income	172,347	—	478,953	—
(Loss) gain on derivative liability (Note 10)	(39,578)	15,167	(65,571)	11,402

Net loss for the period before taxes	(4,932,696)	(3,285,784)	(19,185,081)	(9,404,418)

Income tax recovery (expense)	—	(16,000)	274,000	(37,920)

Net loss and comprehensive loss for the period	$(4,932,696)	$(3,301,784)	$(18,911,081)	$(9,442,338)

Basic and diluted loss per common share	$(0.24)	$(0.52)	$(0.91)	$(1.49)

Weighted average number of common shares outstanding – basic and diluted	20,824,568	6,383,737	20,802,026	6,333,351

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

3

ESSA PHARMA INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited)

(Expressed in United States dollars)

FOR THE NINE MONTHS ENDED JUNE 30

	2020	2019

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(18,911,081)	$(9,442,338)
Items not affecting cash:
Amortization	96,466	13,723
Loss (gain) on derivative liability	65,571	(11,402)
Financing costs	500,973	484,069
Unrealized foreign exchange gain	15,396	13,236
Share-based payments (Note 12)	6,347,186	907,989
Income tax recovery	(278,000)	—

Changes in non-cash working capital items:
Receivables	12,971	25,594
Prepaid expenses	(297,467)	297,386
Accounts payable and accrued liabilities	(83,185)	617,027
Income tax payable	(22,000)	(4,722)

Net cash used in operating activities	(12,553,170)	(7,099,438)

CASH FLOWS FROM FINANCING ACTIVITIES
Deposits received	—	201,399

Net cash used in financing activities	—	201,399

CASH FLOWS FROM FINANCING ACTIVITIES
Lease payments	(89,096)	—
Warrants exercised	247,864	—
Share issuance costs	(314,603)	—
Financing costs	(279,001)
Options exercised	915	—
Shares purchased through employee share purchase plan	80,715	—
Loan principal repaid (Note 9)	(3,199,799)	(2,085,345)
Interest and financing costs paid (Note 9)	(720,235)	(322,719)
Deferred costs	—	(630,567)

Net cash used in financing activities	(4,273,240)	(3,038,631)

Effect of foreign exchange on cash and cash equivalents	(14,264)	(18,064)

Change in cash and cash equivalents for the period	(16,840,674)	(9,954,734)

Cash and cash equivalents, beginning of period	53,322,723	14,829,144

Cash and cash equivalents, end of period	$36,482,049	$4,874,410

Supplemental Disclosure with respect to Cash Flows (Note 13)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

4

ESSA PHARMA INC.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited)

(Expressed in United States dollars)

			Reserves
	Number of shares	Share capital	Share-based payments	Warrants	Cumulative translation adjustment	Deficit	Total

Balance, September 30, 2018	5,776,098	$40,205,997	$5,654,126	$9,737,514	$(2,076,479)	$(44,369,086)	$9,152,072
Pre-funded warrants exercised	2,187,530	8,757,066	—	(8,755,996)	—	—	1,070
Share-based payments	—	—	907,989	—	—	—	907,989
Loss for the period	—	—	—	—	—	(9,442,338)	(9,442,338)

Balance, June 30, 2019	7,963,628	$48,963,063	$6,562,115	$981,518	$(2,076,479)	$(53,811,424)	$618,793
Acquisition of Realm	6,718,150	15,989,197	—	—	—	—	15,989,197
Financing	6,080,596	12,161,192	—	23,838,808	—	—	36,000,000
Share issuance costs	—	(901,298)	—	(1,764,982)	—	—	(2,666,280)
Share-based payments	—	—	238,718	—	—	—	238,718
Loss for the period	—	—	—	—	—	(999,527)	(999,527)

Balance, September 30, 2019	20,762,374	$76,212,154	$6,800,833	$23,055,344	$(2,076,479)	$(54,810,951)	$49,180,901
Share issuance costs	—	(3,598)	—	(7,054)	—	—	(10,652)
Warrants exercised	61,965	422,195	—	(174,331)	—	—	247,864
Options exercised	416	1,648	(733)	—	—	—	915
Shares issued through employee share purchase plan	16,506	136,927	(56,212)				80,715
Share-based payments	—	—	6,347,186	—	—	—	6,347,186
Loss for the period	—	—	—	—	—	(18,911,081)	(18,911,081)

Balance, June 30, 2020	20,841,261	$76,769,326	$13,091,074	$22,873,959	$(2,076,479)	$(73,722,032)	$36,935,848

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

5

ESSA PHARMA INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)
(Expressed in United States dollars)
FOR THE NINE MONTHS ENDED JUNE 30, 2020 AND 2019

1.       NATURE AND CONTINUANCE OF OPERATIONS

Nature and Continuance of Operations

ESSA Pharma Inc. (the “Company”) was incorporated under the laws of the Province of British Columbia on January 6, 2009. The Company’s head office address is Suite 720 – 999 West Broadway, Vancouver, BC, V5Z 1K5. The registered and records office address is the 26th Floor at 595 Burrard Street, Three Bentall Centre, Vancouver, BC, V7X 1L3. The Company is listed on the NASDAQ Capital Market (“NASDAQ”) under the symbol “EPIX”, and on the Toronto Venture Exchange (“TSX-V”) under the symbol “EPI”.

The Company is focused on the development of small molecule drugs for the treatment of prostate cancer. The Company has acquired a license to certain patents (the “NTD Technology”) which were the joint property of the British Columbia Cancer Agency and the University of British Columbia. As at June 30, 2020, no products are in commercial production or use.

Acquisition of Realm Therapeutics plc

On July 31, 2019, the Company acquired all of the issued and outstanding shares of Realm Therapeutics plc (“Realm”) pursuant to a Scheme of Arrangement as sanctioned on July 29, 2019 by the High Court of Justice in England and Wales (the “Realm Acquisition”) (Note 4).

Going Concern

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) assuming the Company will continue on a going-concern basis. The Company has incurred losses and negative operating cash flows since inception. The Company incurred a net loss of $18,911,081 during the period ended June 30, 2020 and has an accumulated deficit of $73,722,032. The ability of the Company to continue as a going concern in the long-term depends upon its ability to develop profitable operations and to continue to obtain adequate financing.  As at June 30, 2020, the Company has not advanced its research into a commercially viable product. The Company’s continuation as a going concern is dependent upon the successful development of its NTD Technology to a commercial standard. During the year ended September 30, 2019, the Company completed a financing and acquired capital resources in the Realm Acquisition which are anticipated to provide funds to deliver on an operating plan through the next fiscal year and beyond.

In March 2020 the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or ability to raise funds.

The condensed consolidated interim financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations. The Company’s operations and research programs are dependent on the Company’s ability to receive financial support once the current resources have been depleted.

2.       BASIS OF PRESENTATION

Statement of Compliance

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standards (“IAS”) 34 ‘Interim Financial Reporting’ (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

6

ESSA PHARMA INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)
(Expressed in United States dollars)
FOR THE NINE MONTHS ENDED JUNE 30, 2020 AND 2019

2.       BASIS OF PRESENTATION (cont’d…)

Statement of Compliance (cont’d…)

The condensed consolidated interim financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended September 30, 2019. The accounting policies and methods of computation applied by the Company in these condensed consolidated interim financial statements are the same as those applied in the Company’s annual financial statements except for those adopted as of October 1, 2019 as described in Note 3.

Basis of Presentation

The condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial assets measured at fair value. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

All amounts expressed in these condensed consolidated interim financial statements and the accompanying notes are expressed in United States dollars, except per share data and where otherwise indicated. References to “$” are to United States dollars and references to “C$” are to Canadian dollars.

Basis of Consolidation and Functional Currency

Subsidiaries

Subsidiaries are all entities over which the Company has exposure to variable returns from its involvement and has the ability to use power over the investee to affect its returns. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully condensed consolidated interim from the date on which control is transferred to the Company until the date on which control ceases.

The accounts of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Inter-company transactions, balances and unrealized gains or losses on transactions are eliminated upon consolidation.

The condensed consolidated interim financial statements comprise the accounts of ESSA Pharma Inc., the parent company, and its wholly owned subsidiaries.

Functional Currency

The functional currency of an entity is the currency of the primary economic environment in which the entity operates.

The functional currency of the Company and its subsidiaries have been determined as follows:

	Country of Incorporation	Effective Interest	Functional Currency

ESSA Pharmaceuticals Corp.	USA	100%	US Dollar
Realm Therapeutics plc (1)	United Kingdom	100%	Pound Sterling
Realm Therapeutics Inc. (1)	USA	100%	US Dollar
(1)	In the process of liquidation and dissolution as at June 30, 2020.

7

ESSA PHARMA INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)
(Expressed in United States dollars)
FOR THE NINE MONTHS ENDED JUNE 30, 2020 AND 2019

2.       BASIS OF PRESENTATION (cont’d…)

Estimates and Judgments

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual results may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both. Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions that have been made, relate to the following key estimates:

Intangible Assets – impairment

The application of the Company’s accounting policy for intangible assets expenditures requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions may change if new information becomes available. If, after expenditures are capitalized, information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalized is written off in profit or loss in the period the new information becomes available.

Following initial recognition, the Company carries the value of intangible assets at cost less accumulated amortization and any accumulated impairment losses. Amortization is recorded on a straight-line basis based upon management’s estimate of the useful life and residual value. The estimates are reviewed at least annually and are updated if expectations change as a result of technical obsolescence or legal and other limits to use. A change in the useful life or residual value will impact the reported carrying value of the intangible assets resulting in a change in related amortization expense.

Product development and relocation grant

Pursuant to the terms of the Company’s grant from the Cancer Prevention Research Institute of Texas (“CPRIT”), the Company has met certain terms and conditions as detailed in Note 18 to qualify for the grant funding. The Company has therefore recognized in profit or loss, as recoveries of research and development expenditures, a portion of the grant that represents expenses the Company has incurred to date under the grant parameters. The expenses are subject to assessment by CPRIT for compliance with the grant regulations which may result in certain expenses being denied.

Income tax

The determination of income tax is inherently complex and requires making certain estimates and assumptions about future events. Changes in facts and circumstances as a result of income tax audits, reassessments, changes to corporate structure and associated domiciling, jurisprudence and any new legislation may result in an increase or decrease the provision for income taxes. The value of deferred tax assets is evaluated based on the probability of realization; the Company has assessed that it is improbable that such assets will be realized and has accordingly not recognized a value for deferred taxes.

8

ESSA PHARMA INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)
(Expressed in United States dollars)
FOR THE NINE MONTHS ENDED JUNE 30, 2020 AND 2019

2.       BASIS OF PRESENTATION (cont’d…)

Estimates and Judgments (cont’d…)

Derivative financial instruments

Certain warrants are treated as derivative financial liabilities. The estimated fair value, based on the Black-Scholes model, is adjusted on a quarterly basis with gains or losses recognized in the statement of loss and comprehensive loss. The Black-Scholes model is based on significant assumptions such as volatility, dividend yield, expected term and liquidity discounts (Note 10).

Functional Currency

The functional currency of the Company and its subsidiaries is the currency of their respective primary economic environment, and the Company reconsiders the functional currency if there is a change in events and conditions, which determined the primary economic environment. The functional currencies of the Company’s entities have been judged as detailed in Note 2.

Acquisition of Realm

The acquisition of Realm required management to make a judgment as to whether Realm constituted a business combination or an asset acquisition under the definitions of IFRS 3. The assessment required management to assess the inputs, processes and ability of Realm to produce outputs at the time of acquisition. Pursuant to the assessment, Realm was considered an asset acquisition (Note 4).

Share-based payments and compensation

The Company has applied estimates with respect to the valuation of shares issued for non-cash consideration. Shares are valued at the fair value of the equity instruments granted at the date the Company receives the goods or services.

The Company has applied estimates with respect to the valuation of pre-funded warrants issued for cash. Pre-funded warrants are valued at an amount equal to the cash proceeds received.

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the fair value of the underlying common shares, the expected life of the share option, volatility and dividend yield and making assumptions about them. The Company has made reference to prices quoted on the TSX-V and NASDAQ. The assumptions and models used for estimating fair value for share-based payment transactions are discussed in Note 12.

3.       SIGNIFICANT ACCOUNTING POLICIES

IFRS 16, Leases

The Company adopted IFRS 16 - Leases (“IFRS 16”) on October 1, 2019. The objective of the new standard is to eliminate the classification of leases as either operating or financing leases for a lessee and report all leases on the statement of financial position. The only exemption to this will be for leases that are one year or less in duration or for leases of assets with low values. Under IFRS 16 a lessee is required to recognize a right-of-use asset, representing its right to use the underlying asset, and a lease liability, representing its obligations to make lease payments. IFRS 16 also changes the nature of expenses relating to leases, as lease expenses previously recognized for operating leases are replaced with depreciation expense on capitalized right-of-use assets and finance or interest expense for the corresponding lease liabilities associated with the capitalized right-of-use leased assets.

9

ESSA PHARMA INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)
(Expressed in United States dollars)
FOR THE NINE MONTHS ENDED JUNE 30, 2020 AND 2019

3.       SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

IFRS 16, Leases (cont’d…)

The Company adopted IFRS 16 using the modified retrospective approach and did not restate comparative amounts for the year prior to first adoption. For all leases, the lease liability was measured at October 1, 2019 as the present value of any future minimum lease payments discounted using the appropriate incremental borrowing rate. The associated right of use assets was measured at the amount equal to the lease liability on October 1, 2019.

The following leases accounting policies have been applied as of October 1, 2019 on adoption of IFRS 16:

At inception of a contract, we assess whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. We assess whether the contract involves the use of an identified asset, whether we have the right to obtain substantially all of the economic benefits from use of the asset during the term of the arrangement and if we have the right to direct the use of the asset.

As a lessee, we recognize a right-of-use asset, and a lease liability at the commencement date of a lease. The right-of-use asset is initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any payments made at or before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received.

The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. In addition, the right-of-use asset may be reduced due to impairment losses, if any, and adjusted for certain measurements of the lease liability.

A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by the interest rate implicit in the lease, or if that rate cannot be readily determined, the incremental borrowing rate. Lease payments included in the measurement of the lease liability are comprised of:

•	fixed payments, including in-substance fixed payments, less any lease incentives receivable;
•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
•	amounts expected to be payable under a residual value guarantee;
•	exercise prices of purchase options if we are reasonably certain to exercise that option; and
•	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, or if there is a change in our estimate or assessment of the expected amount payable under a residual value guarantee, purchase, extension or termination option. Variable lease payments not included in the initial measurement of the lease liability are charged directly to profit.

As part of the initial application of IFRS 16, we have elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases are charged directly to profit on a straight-line basis over the lease term.

10

ESSA PHARMA INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)
(Expressed in United States dollars)
FOR THE NINE MONTHS ENDED JUNE 30, 2020 AND 2019

3.       SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

IFRS 16, Leases (cont’d…)

Impact of transition to IFRS 16:

Effective October 1, 2019, the Company adopted IFRS 16 using the modified retrospective approach and accordingly the information presented for 2019 has not been restated. The cumulative effect of initial application is recognized in deficit at October 1, 2019. Comparative amounts for 2019 remains as previously reported under IAS 17 and related interpretations.

On initial application, the Company has elected to record right-of-use assets based on the corresponding lease liabilities. Lease liabilities have been measured by discounting future lease payments at the incremental borrowing rate at October 1, 2019. The incremental borrowing rate applied was 12% per annum and represents the Company's best estimate of the rate of interest that it would expect to pay to borrow, on a collateralized basis, over a similar term, an amount equal to the lease payments in the current economic environment.

As of the initial date of application of IFRS 16, the Company has an office lease. The remaining non-cancellable period of the lease was 18 months. The application of IFRS 16 to leases, previously classified as operating leases under IAS 17, resulted in the recognition of right-of-use assets of $165,486 (Note 6) and lease liabilities (Note 8) with no net impact on deficit.

4.       REALM ACQUISITION

On July 31, 2019, the Company acquired all of the issued and outstanding shares of Realm. Realm shareholders received a total of 6,718,150 common shares of the Company (“New ESSA Shares”) at a ratio of 0.05763 of a New ESSA Share per share of Realm (or 1.4409 New ESSA Shares for every one Realm ADS, representing 25 Realm shares). The fair value of the New ESSA Shares issued on July 31, 2019 was $15,989,197.

Realm is not considered to be a business under IFRS 3 Business Combinations; accordingly, the Realm Acquisition is accounted for as an asset acquisition.

Consideration:
6,718,150 common shares	$15,989,197
Transaction costs	1,925,145

17,914,342

Net assets of Realm acquired:
Cash	22,244,248
Receivables and other current assets	240,000
Accounts payable and accrued liabilities	(2,236,952)

Total net assets	20,247,296

Gain on Realm Acquisition	$2,332,954

Included in accounts payable and accrued liabilities as at June 30, 2020 is $nil (September 30, 2019 - $246,906) in costs associated with the termination of Realm’s office lease, which was completed in September 2019, and $nil (September 30, 2019 - $300,000) in taxes payable.

11

ESSA PHARMA INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)
(Expressed in United States dollars)
FOR THE NINE MONTHS ENDED JUNE 30, 2020 AND 2019

5.       PREPAID EXPENSES

	June 30, 2020	September 30, 2019

Prepaid insurance	$104,291	$524,257
Other deposits and prepaid expenses	808,661	91,228

Balance	$912,952	$615,485

6.       RIGHT-OF-USE ASSETS

Right-of-use assets (Office lease)

Cost
Balance, September 30, 2018 and 2019	$—
Adoption of IFRS 16 (Note 3)	165,486

Balance, June 30, 2020	$165,486

Accumulated Amortization
Balance, September 30, 2018 and 2019	$—
Amortization expense	82,743

Balance, June 30, 2020	$82,743

Net Book Value
Balance, September 30, 2019	$—
Balance, June 30, 2020	$82,743

Amortization expense has been recorded in “general and administrative expenses” in the statement of loss and comprehensive loss (Note 19).

7.       INTANGIBLE ASSETS

NTD Technology

Cost
Balance, September 30, 2018, 2019 and June 30, 2020	$361,284
Accumulated Amortization
Balance, September 30, 2018	$142,256
Amortization expense	18,297
Balance, September 30, 2019	$160,553
Amortization expense	13,723
Balance, June 30, 2020	$174,276

12

ESSA PHARMA INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)
(Expressed in United States dollars)
FOR THE NINE MONTHS ENDED JUNE 30, 2020 AND 2019

7.       INTANGIBLE ASSETS (cont’d…)

NTD Technology

Net Book Value
Balance, September 30, 2019	$200,731
Balance, June 30, 2020	$187,008

Amortization expense has been recorded in “general and administrative expenses” in the statement of loss and comprehensive loss (Note 19).

The NTD Technology is held under a license agreement signed in fiscal 2010 (the “License Agreement”). As consideration for the License Agreement, the Company issued common shares of the Company. The License Agreement contains an annual royalty as a percentage of annual net revenue and a percentage of any annual sublicensing revenue earned with respect to the NTD Technology. The License Agreement stipulates annual minimum advance royalty payments of C$85,000. In addition, there are certain milestone payments for the first compound, to be paid in stages as to C$50,000 at the start of a Phase II clinical trial, C$900,000 at the start of a Phase III clinical trial, C$1,450,000 at application for marketing approval, and with further milestone payments on the second and additional compounds.

8.       LEASE LIABILITY

Pursuant to the adoption of IFRS 16 (Note 3), the Company has recognized the impact of off-balance lease obligations as of September 30, 2019:

Reconciliation of lease liabilities	October 1, 2019

Off-balance sheet lease obligations as of September 30, 2019	$179,958
Discounting	(14,472)

Lease liabilities on application of IFRS 16 as of October 1, 2019	$165,486

The Company has applied an incremental borrowing rate of 12%.

Lease liabilities

Balance, October 1, 2019	$165,486
Finance expense	10,893
Lease payments	(89,096)

Balance, June 30, 2020	$87,283

13

ESSA PHARMA INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)
(Expressed in United States dollars)
FOR THE NINE MONTHS ENDED JUNE 30, 2020 AND 2019

9.       LONG-TERM DEBT

On November 18, 2016, Silicon Valley Bank (“SVB”) entered into a $10,000,000 capital term loan facility agreement (“SVB Term Loan”) with the Company. The Company drew down $8,000,000 from the SVB Term Loan. The option to draw an additional $2,000,000 lapsed on July 31, 2017.

The SVB Term Loan bore interest at the Wall Street Journal Prime Rate (“WSJ Prime Rate”) plus 3% per annum and with a maturity date of September 1, 2020. The SVB Term Loan required a final payment of 8.6% of the amount advanced (“Final Payment”), due upon the earlier of the maturity or termination of the SVB Term Loan. The Company was required to make interest only payments until December 31, 2017. The SVB Term Loan contained a voluntary prepayment option whereby the principal amount can be prepaid in whole, or in part, for a fixed fee if a prepayment is made on or before the second anniversary of the SVB Term Loan. In the period ended June 30, 2020, the Company repaid the SVB Term Loan in full totalling $3,652,471, comprising $2,953,968 in principal, $10,503 in accrued interest, and the Final Payment of $688,000.

In connection with the $8,000,000 draw, the Company granted an aggregate of 7,477 warrants to SVB (the “SVB Warrants”), exercisable at a price of $42.80 per share for a period of seven years until November 18, 2023, with an initial fair value of $167,022, which was recognized as a derivative liability (Note 10). The Company incurred total additional transaction costs of $220,898 related to the SVB Term Loan and First Amendment. The transaction costs and Final Payment were amortized into profit and loss over the estimated term of the facility, being the legal term, at an effective interest rate of 12.6% (2018 - 12.15%).

SVB Term Loan

Balance, September 30, 2018	$6,316,963

Principal repaid	(2,808,823)
Interest paid	(401,929)
Accretion	602,744

Balance, September 30, 2019	$3,708,955

Principal repaid	(3,199,799)
Interest and financing costs paid	(720,235)
Accretion	211,079

Balance, June 30, 2020	$—

10.       DERIVATIVE LIABILITIES

7-Year Warrants

In January 2016, the Company issued units pursuant to a financing which included 227,273 cash and cashless exercise warrants exercisable until January 12, 2023 (the “7-Year Warrants”). The 7-Year Warrants have an exercise price of $66.00 per common share. The holders of the 7-Year Warrants may elect, in lieu of exercising the 7-Year Warrants for cash, a cashless exercise option, in whole or in part, to receive common shares equal to the fair value of the 7-Year Warrants based on the number of 7-Year Warrants to be exercised multiplied by a ten-day weighted average market price less the exercise price with the difference divided by the weighted average market price. If a warrant holder exercises this option, there will be variability in the number of shares issued per 7-Year Warrant.

14

ESSA PHARMA INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)
(Expressed in United States dollars)
FOR THE NINE MONTHS ENDED JUNE 30, 2020 AND 2019

10.       DERIVATIVE LIABILITIES (cont’d…)

7-Year Warrants (cont’d…)

Additionally, the 7-Year Warrants contain provisions which may require the Company to redeem the 7-Year Warrants, at the option of the holder, in the event of a major transaction, such as a change of control or sale of the Company’s assets (“Major Transaction”). The redemption value would be subject to a Black-Scholes valuation at the time of exercise. In the event the consideration for a Major Transaction payable to the common shareholders is in cash, in whole or in part, the redemption of the 7-Year Warrants would be made in cash pro-rata to the composition of the consideration. The potential for a cash settlement for the 7-Year Warrants, in accordance with IFRS, requires the 7-Year Warrants to be treated as financial liabilities measured at fair value through profit or loss.

The 7-Year Warrants are not traded in an active market. A liquidity discount of 20% has been applied to the per warrant fair value to account for the lack of marketability of the instruments. As at June 30, 2020, the 7-Year Warrants derivative liability had a fair value of $76,762 (September 30, 2019 - $16,521). The Company has recorded the resulting change in fair value of $60,241 (2019 - $10,302) in the statement of loss and comprehensive loss.

SVB Warrants

In connection with the $8,000,000 draw on the SVB Term Loan (Note 9), the Company granted an aggregate of 7,477 warrants to SVB (the “SVB Warrants”), exercisable at a price of $42.80 per share for a period of seven years until November 18, 2023. The holders of the SVB Warrants may elect, in lieu of exercising the SVB Warrants for cash, a cashless exercise option, in whole or in part, to receive common shares equal to the fair value of the SVB Warrants based on the number of SVB Warrants to be exercised multiplied by a five-day weighted average market price less the exercise price with the difference divided by the weighted average market price. If a warrant holder exercises this option, there will be variability in the number of shares issued per SVB Warrant.

Additionally, the SVB Warrants contain provisions which require the Company to redeem the SVB Warrants, on a cashless basis, at the option of the holder, in the event of a major transaction, such as a change of control or sale of the Company’s assets (“Acquisition”) where the Company’s shareholders receive cash or shares or a combination thereof, and the five-day weighted average market price is greater than the exercise price.

The SVB Warrants are not traded in an active market. A liquidity discount of 20% has been applied to the per warrant fair value to account for the lack of marketability of the instruments. As at June 30, 2020, the SVB Warrants derivative liability had a fair value of $6,988 (September 30, 2019 - $1,659). The Company has recorded the resulting change in fair value of $5,329 (2019 - $1,100) in the statement of loss and comprehensive loss.

Valuation

The Company uses the Black-Scholes option pricing model to estimate fair value. The following weighted average assumptions were used to estimate the fair value of the derivative warrant liabilities on September 30, 2019 and June 30, 2020:

	June 30, 2020	September 30, 2019

Risk-free interest rate	0.23%	1.55%
Expected life	2.56 years	3.31 years
Expected annualized volatility	86.9%	74.7%
Dividend	—	—

15

ESSA PHARMA INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)
(Expressed in United States dollars)
FOR THE NINE MONTHS ENDED JUNE 30, 2020 AND 2019

10.       DERIVATIVE LIABILITIES (cont’d…)

Sensitivity

The derivative warrants are a recurring Level 3 fair value measurement. The key level 3 inputs used by management to determine the fair value are the market price and expected volatility. If the market price were to increase by a factor of 10% this would increase the obligation by approximately $19,827 as at June 30, 2020. If the market price were to decrease by a factor of 10% this would decrease the obligation by approximately $17,795 as at June 30, 2020. If the volatility were to increase by 10%, this would increase the obligation by approximately $43,833 as at June 30, 2020. If the volatility were to decrease by 10%, this would decrease the obligation by approximately $34,665 as at June 30, 2020.

The following table is a continuity schedule of changes to the Company’s derivative liabilities:

Total

Balance, September 30, 2018	$19,648
Change in fair value	(1,469)

Balance, September 30, 2019	$18,179
Change in fair value	65,571

Balance, June 30, 2020	$83,750

Derivatives with expected life of less than one year	$—
Derivatives with expected life greater than one year	$83,750

11.       SHAREHOLDERS’ EQUITY

Authorized

Unlimited common shares, without par value.

Unlimited preferred shares, without par value.

August 2019 Financing

On August 27, 2019, the Company closed a public offering of equity securities of the Company in Canada and a concurrent private placement of equity securities in the United States (the “August 2019 Financing”). The Company issued a total of 6,080,596 common shares and 11,919,404 pre-funded warrants in lieu of common shares of the Company at a price of $2.00 per security for aggregate gross proceeds of $36,000,000. Each pre-funded warrant entitles the holder thereof to acquire one common share at a nominal exercise price for a period of five years. In connection with the August 2019 Financing, the Company paid cash commissions of $1,978,770 and incurred other financing costs of $687,510.

16

ESSA PHARMA INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)
(Expressed in United States dollars)
FOR THE NINE MONTHS ENDED JUNE 30, 2020 AND 2019

11.       SHAREHOLDERS’ EQUITY (cont’d…)

At-The-Market Offering Sales Agreement

On April 13, 2020 the Company entered into an at-the-market offering sales agreement (“ATM Sales Agreement”) with Jeffries LLC (“Jeffries”), pursuant to which the Company may sell its common shares from time to time for up to $35,000,000 in aggregate sales proceeds in at-the-market transactions. Jeffries will receive a commission equal to 3% of gross proceeds of all shares sold through the facility. No sales of common shares have been completed under the ATM Sales Agreement. On April 1, 2020, Oppenheimer formally agreed to an amendment to the Engagement Letter entered into in April 2019 (Note 18) and have waived their right of first refusal to act as the underwriter for the ATM Sales Agreement, permitting the Company to engage Jefferies & Co.

Realm Acquisition

On July 31, 2019, the Company issued 6,718,150 shares in relation to the Realm Acquisition (Note 4).

Nomination Rights

In connection with a January 2016 private placement of 227,273 Units, a Unit consisting of one common share, one 7-year warrant and one-half of one 2-year warrant, of the Company, Clarus Lifesciences III, L.P. (“Clarus”) acquired 106,061 common shares. Clarus is entitled to nominate two directors to the board of directors of the Company, one of which must be an independent director and preapproved by the Company. These nomination rights will continue for so long as Clarus holds greater than or equal to 53,030 common shares, subject to adjustment in certain circumstances.

12.       RESERVES

Restricted share units plan

The Company has adopted a Restricted Share Unit Plan (“RSU Plan”) consistent with the policies and rules of the TSX-V and NASDAQ. Pursuant to the RSU Plan, RSUs may be granted with vesting criteria and periods are approved by the Board of Directors at its discretion. The RSUs issued under the RSU Plan may be accounted for as either equity-settled or cash-settled share-based payments. At June 30, 2020, there are no RSUs outstanding.

As at June 30, 2020 the Stock Option Plan and RSU Plan have a combined maximum of 6,251,469 common shares which may be reserved for issuance.

Employee share purchase plan

The Company has adopted an Employee Share Purchase Plan (“ESPP”) under which qualifying employees may be granted purchase rights (“Purchase Rights”) to the Company’s common shares at not less of 85% of the market price at the lesser of the date the Purchase Right is granted or exercisable. The Company currently holds offerings consisting of six-month periods commencing on January 1 and July 1 and ending on June 30 and December 31 of each calendar year. As at June 30, 2020, the ESPP has a maximum of 268,381 (September 30, 2019 – 284,887) common shares reserved for issuance.

Eligible employees are able to contribute up to 15% of their gross base earnings for purchases under the ESPP through regular payroll deductions. Purchase of shares under the ESPP are limited for each employee at $25,000 worth of the Company’s common shares (determined using the lesser of (i) the market price of a common share on the first day of an applicable purchase period and (ii) the market price of a common share on the purchase date) for each calendar year in which a purchase right is outstanding.

17

ESSA PHARMA INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)
(Expressed in United States dollars)
FOR THE NINE MONTHS ENDED JUNE 30, 2020 AND 2019

12.       RESERVES (cont’d…)

Employee share purchase plan (cont’d…)

During the period ended June 30, 2020, the Company issued a total of 16,506 (2019 – Nil) common shares upon the exercise of purchase rights. The Company recognizes compensation expense for purchase rights on a straight-line basis over the service period.

	2020	2019

Research and development expense (Note 19)	$19,414	$—
General and administrative (Note 19)	45,467	—
	$64,881	$—

The Company measures the purchase rights based on their estimated grant date fair value using the Black-Scholes option pricing model relative and the estimated number of shares that can be purchased as of the grant date. The following weighted average assumptions were used for the valuation of purchase rights:

	2020	2019

Risk-free interest rate	1.7%	—
Expected life of options	6 months	—
Expected annualized volatility	95.68%	—
Dividend	—	—

Stock options

The Company has adopted a Stock Option Plan consistent with the policies and rules of the TSX-V and NASDAQ. Pursuant to the Stock Option Plan, options may be granted with expiry terms of up to 10 years, and vesting criteria and periods are approved by the Board of Directors at its discretion. The options issued under the Stock Option Plan are accounted for as equity-settled share-based payments.

Stock option transactions are summarized as follows:

	Number of Options	Weighted Average Exercise Price*

Balance, September 30, 2018	900,459	$4.80
Options granted	255,000	3.77
Options expired/forfeited	(32,998)	(4.10)

Balance, September 30, 2019	1,122,461	$4.59
Options granted	4,218,000	3.31
Options exercised	(416)	(2.20)
Options expired/forfeited	(30,461)	(28.36)

Balance outstanding, June 30, 2020	5,309,584	$3.42
Balance exercisable, June 30, 2020	1,477,933	$3.55

*Options exercisable in Canadian dollars as at June 30, 2020 are translated at current rates to reflect the current weighted average exercise price in US dollars for all outstanding options.

18

ESSA PHARMA INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)
(Expressed in United States dollars)
FOR THE NINE MONTHS ENDED JUNE 30, 2020 AND 2019

12.       RESERVES (cont’d…)

Stock options (cont’d…)

At June 30, 2020, options were outstanding enabling holders to acquire common shares as follows:

Exercise price		Number of options	Weighted average remaining contractual life (years)

$	2.20	4,584	8.95
$	3.23	3,953,000	9.22
$	3.58	12,000	0.30
$	3.585	40,000	9.30
$	3.81	193,000	8.40
$	4.00	552,500	7.47
$	4.67	225,000	9.34
C$	4.90	284,500	7.31
C$	5.06	45,000	8.62
		5,309,584	8.88

During the period ended June 30, 2020, the Company granted a total of 4,218,000 (2019 – 255,000) stock options with a weighted average fair value of $2.63 per option (2019 – $3.00). The Company recognized share-based payments expense for options granted and vesting, net of recoveries on cancellations of unvested options, during the periods ended June 30, 2020 and 2019 with allocations to its functional expense as follows:

	2020	2019

Research and development expense (Note 19)	$1,545,421	$255,209
General and administrative (Note 19)	4,736,884	652,780
	$6,282,305	$907,989

The following weighted average assumptions were used for the Black-Scholes option-pricing model valuation of stock options granted:

	2020	2019

Risk-free interest rate	1.54%	2.55%
Expected life of options	10.00 years	10.00 years
Expected annualized volatility	77.00%	79.33%
Dividend	—	—

19

ESSA PHARMA INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)
(Expressed in United States dollars)
FOR THE NINE MONTHS ENDED JUNE 30, 2020 AND 2019

12.       RESERVES (cont’d…)

Warrants

Warrant transactions are summarized as follows:

	Number of Warrants	Weighted Average Exercise Price

Balance, September 30, 2018	2,663,937	$6.13
Warrants granted	11,919,404	0.0001
Warrants exercised	(2,188,999)	0.002
Warrants expired	(1,250)	31.17

Balance, September 30, 2019	12,393,092	$1.31
Warrants exercised	(61,965)	4.00

Balance outstanding and exercisable, June 30, 2020	12,331,127	$1.30

At June 30, 2020, warrants were outstanding enabling holders to acquire common shares as follows:

Number of Warrants		Exercise Price	Expiry Date

227,273	(1)	$66.00	January 14, 2023
7,477	(1)	42.80	November 18, 2023
129,723		4.00	January 9, 2023
47,250	(2)	4.00	January 16, 2023
11,919,404		0.0001	August 23, 2024
12,331,127

(1)	Detailed terms are included in Note 10.
(2)	Subsequent to June 30, 2020, 2,250 warrants were exercised for gross proceeds of $9,000.

13.       SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

There were no significant non-cash financing or investing activities during the nine months ended June 30, 2020.

During the nine months ended June 30, 2019, the Company issued 1,652,530 common shares upon the exercise of 1,653,999 pre-funded warrants.

At June 30, 2020, the Company had $nil (2019 - $914,280) in deferred costs included in accounts payable and accrued liabilities.

20

ESSA PHARMA INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)
(Expressed in United States dollars)
FOR THE NINE MONTHS ENDED JUNE 30, 2020 AND 2019

14.       RELATED PARTY TRANSACTIONS

Key management personnel of the Company include the President and Chief Executive Officer (“CEO”), Executive VP and Chief Operating Officer (“COO”), Chief Financial Officer (“CFO”), former Chief Technical Officer, former Chief Scientific Officer, Chief Medical Officer (“CMO”), and Directors of the Company. Compensation paid to key management personnel is as follows:

	2020	2019

Salaries, consulting fees, and director fees	$2,172,008	$1,588,890
Share-based payments, net of cancellations (a)	4,785,544	761,566
Total compensation	$6,957,552	$2,350,456
(a)	Share-based payments to related parties represents the fair value of options granted and vested in the period to key management personnel net of expense reversed for options cancelled before vesting.

During the nine months ended June 30, 2020, the Company granted 3,330,000 (2019 – 177,000) options to key management personnel. The vesting of these options and options granted to key management personnel in prior periods were recorded as share-based payments expense in the statement of loss and comprehensive loss at a value of $4,785,544 (2019 - $761,566).

Included in accounts payable and accrued liabilities at June 30, 2020 is $29,000 (September 30, 2019 - $108,331) due to related parties with respect to key management personnel compensation and expense reimbursements. Amounts due to related parties are non-interest bearing, with no fixed terms of repayment.

Commitments

The CEO is entitled to a payment of one year of base salary upon termination without cause. Additionally, the CEO is entitled to 18 months of salary if termination without cause occurs after a change of control event or within 60 days prior to a change of control event where such event was under consideration at the time of termination. The CFO, COO and CMO are entitled to a payment of one year of base salary upon termination without cause. Additionally, the CFO, COO and CMO are entitled to 18 months of salary if termination without cause occurs within 18 months after a change of control event.

Stock options held by the CEO, CFO, COO, and CMO vest immediately upon a change of control.

15.       SEGMENTED INFORMATION

The Company works in one industry being the development of small molecule drugs for prostate cancer. The Company’s right-of-use assets are located in the USA.

21

ESSA PHARMA INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)
(Expressed in United States dollars)
FOR THE NINE MONTHS ENDED JUNE 30, 2020 AND 2019

16.       CAPITAL MANAGEMENT

The Company considers its capital to include working capital, and the components of shareholders’ equity. The Company extinguished outstanding long-term debt in the period ended June 30, 2020. The Company determined to exercise the voluntary prepayment option (Note 9). The Company monitors its capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue new equity if available on favorable terms. Future financings are dependent on market conditions and the ability to identify sources of investment. There can be no assurance the Company will be able to raise funds in the future.

There were no changes to the Company’s approach to capital management during the period ended June 30, 2020. The decision to extinguish the long-term debt was made within the Company’ capital management strategy. As at June 30, 2020, the Company is not subject to externally imposed capital requirements.

17.       FINANCIAL INSTRUMENTS AND RISK

The Company’s financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities, long-term debt and derivative liabilities. The fair value of cash and cash equivalents, receivables and accounts payable and accrued liabilities approximates their carrying values due to their short term to maturity. The derivative liabilities are measured using level 3 inputs (Note 10).

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of judgement, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

Financial risk factors

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and cash equivalents and receivables. The Company’s receivables is materially the balance remaining on the CPRIT Grant (Note 18). The Company limits its exposure to credit loss by placing its cash with major financial institutions. The Company considers highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. As at June 30, 2020, cash and cash equivalents consisted of cash in Canada and the United States and term deposits in Canada. Balances exceed amounts insured by the Canada Deposit Insurance Corporation for up to C$100,000 and by the Federal Deposit Insurance Corporation for up to $250,000. Amounts due from government agencies are considered to have minimal credit risk.

Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at June 30, 2020, the Company had working capital of $36,475,762. The Company does not generate revenue and will be reliant on external financing to fund operations. Debt and equity financing are dependent on market conditions and may not be available on favorable terms.

22

ESSA PHARMA INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)
(Expressed in United States dollars)
FOR THE NINE MONTHS ENDED JUNE 30, 2020 AND 2019

17.       FINANCIAL INSTRUMENTS AND RISK (cont’d…)

Financial risk factors (cont’d…)

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, and foreign exchange rates.

(a)       Interest rate risk

As at June 30, 2020, the Company has cash and cash equivalents balances which are interest bearing. Interest income is not significant to the Company’s projected operational budget and related interest rate fluctuations are not significant to the Company’s risk assessment.

(b)       Foreign currency risk

The Company’s foreign currency risk exposure relates to net monetary assets denominated in Canadian dollars. The Company maintains its cash and cash equivalents in US dollars and converts on an as needed basis to discharge Canadian denominated expenditures. A 10% change in the foreign exchange rate between the Canadian and U.S. dollar would result in a fluctuation of $10,581 in the net loss realized for the period. The Company does not currently engage in hedging activities.

(c)       Price risk

The Company is exposed to price risk with respect to equity prices. The Company closely monitors individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

18.       COMMITMENTS

Product Development and Relocation Grant

In February 2014 the Company received notice that it had been awarded a product development and relocation grant by CPRIT whereby the Company is eligible to receive up to $12,000,000 on eligible expenditures over a three-year period related to the development of the Company’s androgen receptor n-terminus blocker program for prostate cancer. The funding under CPRIT is subject to a number of conditions including negotiation and execution of an award contract which details the milestones that must be met to release the tranched CPRIT funding, proof the Company has raised the 50% matching funds to release CPRIT monies, and relocation of the project to the State of Texas such that the substantial functions of the Company related to the project grant are in Texas and the Company uses Texas-based subcontractor and collaborators wherever possible.

As at September 30, 2016, the Company had received the first two tranches of the CPRIT Grant, totalling $6,578,000, which have been recognized as research and development recoveries in the statements of loss and comprehensive loss over fiscal years 2014, 2015, and 2016. During the year ended September 30, 2017, the Company received $5,192,799, representing a partial payment of the third and final tranche of the grant of $5,422,000. The remaining balance of $229,201 has been recorded as a receivable as at September 30, 2018, 2019 and June 30, 2020.

If the Company is found to have used any grant proceeds for purposes other than intended, is in violation of the terms of the grant, or fails to maintain the required level of operations in the State of Texas for three years following the final payment of grant funds, then the Company could be required to repay any grant proceeds received.

23

ESSA PHARMA INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)
(Expressed in United States dollars)
FOR THE NINE MONTHS ENDED JUNE 30, 2020 AND 2019

18.       COMMITMENTS (cont’d…)

Product Development and Relocation Grant (cont’d…)

Under the terms of the grant, the Company is also required to pay a royalty to CPRIT, comprised of 4% of revenues the Company receives from sale of commercial product or commercial service, until aggregate royalty payments equal $24,000,000, and 2% of revenues thereafter. The Company has the option to terminate the grant agreement by paying a one-time, non-refundable buyout fee, based on certain factors including the grant proceeds, and the number of months between the termination date and the buyout fee payment date.

The Company has the following obligations over the next five years:

Contractual obligations	2020	2021	2022	2023	2024

Minimum annual royalty per License Agreement (Note 7)	C$ 85,000	C$ 85,000	C$ 85,000	C$ 85,000	C$ 85,000

Advisory Contract

In April 2019 the Company executed an Engagement Letter with Oppenheimer & Co. Inc. (“Oppenheimer”), an investment bank, to retain their services to act as its lead financial advisor for which it obtained a percentage of funds raised on successful completion of the financing in August 2019. Oppenheimer would receive compensation on certain capital transactions while the Engagement Letter is in effect. The Company may terminate the agreement on 30 days’ written notice. Oppenheimer retains a right of first refusal as a lead agent on all future financings occurring up to December 31, 2020.

19.       EXPENSES BY NATURE

Research and development expenses include the following major expenses by nature:

	Three months ended June 30, 2020	Three months ended June 30, 2019	Nine months ended June 30, 2020	Nine months ended June 30, 2019

Clinical	$548,639	$—	$1,158,819	$—
Consulting	50,787	70,807	183,216	239,958
Legal patents and license fees	214,400	219,744	642,092	670,720
Manufacturing	650,760	441,629	2,583,331	444,941
Other	(872)	54,591	100,412	75,055
Preclinical	574,861	698,302	2,450,292	1,959,738
Research grants and administration	—	102,554	153,379	254,970
Royalties	—	—	65,186	65,405
Salaries and benefits	285,430	269,145	978,792	693,289
Share-based payments (Note 12)	382,941	72,306	1,564,835	255,209
Travel	(3,242)	22,006	28,934	32,199

Total	$2,703,704	$1,951,084	$9,909,288	$4,691,484

24

ESSA PHARMA INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)
(Expressed in United States dollars)
FOR THE NINE MONTHS ENDED JUNE 30, 2020 AND 2019

19.       EXPENSES BY NATURE (cont’d…)

General and administrative expenses include the following major expenses by nature:

	Three months ended June 30, 2020	Three months ended June 30, 2019	Nine months ended June 30, 2020	Nine months ended June 30, 2019

Amortization	$32,155	$4,575	$96,466	$13,723
Consulting and subcontractor fees	26,357	25,476	91,087	76,880
Director fees	101,250	63,500	303,750	181,500
Insurance	144,576	116,334	420,364	347,590
Investor relations	76,400	71,817	252,806	216,644
Office, IT and communications	50,792	41,332	181,341	84,355
Professional fees	182,006	175,795	597,778	560,952
Regulatory fees and transfer agent	23,202	28,092	114,920	83,179
Rent	10,197	52,680	41,838	138,578
Salaries and benefits	397,152	378,186	2,211,102	1,684,953
Share-based payments (Note 12)	1,126,007	183,059	4,782,351	652,780
Travel and entertainment	5,501	72,320	93,715	181,352

Total	$2,175,595	$1,213,166	$9,187,518	$4,222,486

20.       SUBSEQUENT EVENTS

Public offering

Subsequent to June 30, 2020, the Company completed an underwritten public offering with Jeffries LLC (“Jeffries”) as sole book-running manager, Oppenheimer & Co. as lead manager and Bloom Burton Securities Inc. as co manager for aggregate gross proceeds of US$48,990,000. The Company issued a total of 7,100,000 common shares of the Company at a public offering price of US$6.00 per share. Additionally, the Company granted the underwriters a 30-day option to purchase up to an additional 1,065,000 common shares (the "Option"), and the underwriters exercised the Option on June 29, 2020. Certain existing investors participated in the financing along with new investors Pfizer Inc. (NYSE: PFE), Avidity Partners, CAM Capital, Point72, Ridgeback Capital, Sphera Healthcare and Vivo Capital and others.

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